Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firms” in the Registration Statement (Form S-4) for the registration of $200,000,000 of Senior Subordinated Notes of the Company due 2020 and to the incorporation by reference therein of our reports dated February 25, 2011, with respect to the consolidated financial statements of Asbury Automotive Group, Inc. as of December 31, 2009 and 2010 and for the years then ended, and the effectiveness of internal control over financial reporting of Asbury Automotive Group, Inc. as of December 31, 2010, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

May 13, 2011